SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2023

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1	2023 FY Q3 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Mr Maloy Kumar Gupta
Name:	Mr Maloy Kumar Gupta
Title:	Company Secretary

Dated: January 26, 2023

Jaguar Land Rover Automotive plc

Interim Report

For the three and nine-month period ended

31 December 2022

Company registered number: 06477691

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries. Note 2 to the accounts defines a series of alternative performance measures some of which are stated below, along with certain abbreviations.

Adjusted EBITDA margin	measured as adjusted EBITDA as a percentage of revenue.

Adjusted EBIT margin	measured as adjusted EBIT as a percentage of revenue.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings.

Q3 FY23	3 months ended 31 December 2022

Q2 FY23	3 months ended 30 September 2022

Q3 FY22	3 months ended 31 December 2021

FY23 YTD	9-months ending 31 December 2022

FY22 YTD	9-months ending 31 December 2021

China Joint Venture	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Revenue was £6.0 billion in Q3 FY23, up 28% year-on-year from Q3 FY22 reflecting favourable volume, model mix, pricing and FX, offset partially by planned marketing and product development costs. Wholesale volumes (excluding China Joint Venture) of 79,591 up 15.0% year-on-year and 5.7% on the prior quarter. Wholesale volumes are at their highest level since Q1 FY22, reflecting a gradual improvement in chip supplies while we are continuing to see strong customer demand with a new record order book of 215,000 units.

Market environment and business developments

•

The supply of semiconductors saw gradual improvement in the quarter, resulting in the highest level of wholesales since Q1 FY22 when we began to see the effects of the semiconductor shortages on our business.

•	The production ramp up of New Range Rover and New Range Rover Sport continued with 27,456 units wholesaled in the quarter, up from 13,537 in Q2.

•	Strong demand continues with client order book now at 215,000 units; our three most profitable models, the Range Rover, Range Rover Sport and Defender account for over 70% of the order book.

•

Although constraints continue, chip supply is expected to continue to gradually improve, and partnership agreements put in place with key chip suppliers are providing greater visibility over near-term supply.

•

Inflation continues to remain at elevated levels, exacerbated by the Ukraine conflict, higher energy prices and post Covid supply disruption. We are working to offset this through Refocus profitability improvement actions.

•	China was impacted by localised Covid-19 lockdowns during the first half of the quarter while the relaxation of Covid-19 policies from December led a surge in infection rates.

•	Increasing interest rates in 2022 (including the UK, USA and Europe) will flow through into financing costs for consumers and could impact future demand.

Revenue and profits, quarter ending 31 December 2022

•	Revenue was £6.0 billion in Q3 FY23, up 28.1% from Q3 FY22 reflecting favourable volumes, model mix, pricing and FX

•	Adjusted EBITDA[1] was £716 million (EBITDA margin: 11.9%) in Q3 FY23, up from £565 million (EBITDA margin: 12.0%) in Q3 FY22

•	Adjusted EBIT1 was £225 million (3.7%) in Q3 FY23, up from £68 million (1.4%) in Q3 FY22

•	The profit before tax was £265 million in Q3 FY23 compared to a loss of £(9) million in Q3 FY22. The year-on-year improvement primarily reflects the following factors:

•	£276 million favourable volume and mix

•	£224 million favourable pricing and lower variable marketing costs

•	£(332) million increase in material and manufacturing costs as a result of inflationary pressures, offset slightly by a £70 million improvement in warranty costs

•

£(66) million increase in structural costs, reflecting SG&A (up £85m primarily for planned marketing), product development engineering £(20) million offset by £29 million favourable Labour & Overhead (L&OH) costs

•

£173 million for FX and commodities, including £259 million impact of a generally weaker pound on revenue and costs partially offset by £(230) million of realised hedges, and £139 million of FX revaluation

•	Profit after tax was £261 million (after a tax charge of £(4) million) for Q3 FY23, an improvement from £(67) million in Q3 FY22 (including a tax charge of £(58) million)

Revenue and profits, fiscal year to date

•	Revenue was £15.7 billion FY23 YTD, up from £13.6 billion FY22 YTD reflecting the increased volumes, strong model mix and pricing

•	Adjusted EBITDA1 was £1,536 million (EBITDA margin: 9.8%) FY23 YTD, up from £1,297 million FY22 YTD (EBITDA margin: 9.6%)

•	Adjusted EBIT1 was £83 million (Adjusted EBIT margin: 0.5%) FY23 YTD, up from £(159) million (Adjusted EBIT margin: -1.2%) FY22 YTD

•	PBT was a loss before tax of £(432) million (before £155m favourable pension related exceptional item) for FY23 YTD compared to a loss of £(421) million for FY22 YTD.

•	After the exceptional item, the FY23 YTD loss before tax was £(277) million . The £144 million year-on-year improvement primarily reflects the following factors:

•	The £155 million exceptional item related to changes to the defined benefit pension scheme

•	£347 million favourable volume and mix

•	£491 million favourable pricing and lower variable marketing costs

[1]	Please see note 2 of the financial statements for alternative performance measures

•	£(746) million increase in material and manufacturing costs as a result of inflationary pressures, offset by £91 million of favourable warranty to make overall contribution costs £(655) million higher

•

£(195) million increase in structural costs, including £(127) million increase in engineering costs expensed, £(95)m higher SG&A costs and £27m due to other costs including the non-recurrence of favourable changes to battery end of life reserves in Q2 FY22 and £29m lower labour and overhead costs.

•

FX and commodities are flat FY23 YTD (£1m favourable) as the £721 million impact of a generally weaker pound on revenue and costs is offset by £(535) million of realised hedges and £(185) million of revaluation (including commodity revaluation)

•

Profit after tax after exceptional items was a loss of £(319) million (including tax charge of £(42) million) for FY23 YTD, an improvement from £(734) million in FY22 YTD (including a tax charge of £(313) million)

Cash flow

•	Free cashflow[2] was £490 million in Q3 FY23 compared to £164 million in Q3 FY22

•	Working capital movements in the quarter were £306 million after increases in payables of £417 million offset by lower receivables and higher inventory since 30 September 2022

•	Investment spending of £622 million in the quarter includes £446 million of engineering spend, of which 48% was capitalised, and £176 million of capital investments

•	FY23 YTD free cash flow[1] was £(294) million in FY23 YTD compared to £(1,496) million for FY22 YTD

[2]	Please see note 2 of the financial statements for alternative performance measures

Sales volumes

Retail sales for the third quarter were 84,827 units, up 5.9% compared to the same quarter a year ago and 3.7% lower than from the prior quarter ending 30 September 2022.

Wholesale volumes3 in Q3 FY23 were 79,591 units in the period (excluding our China Joint Venture), up 15% compared to the same quarter a year ago ending 31 December 2021 and 5.7% compared to the quarter ending 30 September 2022. The production ramp up of new Range Rover and Range Rover Sport continued with 27,456 units wholesaled in the quarter, up from 13,537 in Q2.

Range Rover brand includes the models Range Rover, Range Rover Sport, Range Rover Velar and Range Rover Evoque. Discovery brand includes the models Discovery and Discovery Sport. Jaguar brand includes the Jaguar XE, XF, F-Type, E-Pace, F-Pace and I-Pace models.

Funding and liquidity

Total cash and cash equivalents, deposits and investments at 31 December 2022 were £3.9 billion (comprising £3.7 billion of cash and cash equivalents and £149 million of short-term deposits and other investments). The cash and financial deposits include an amount of £512 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions may be subject to impediments to remitting cash to the UK other than through annual dividends.

In December 2022, the Company completed a renewal of its undrawn revolving credit facility at £1.45 billion with the maturity date extended from March 2024 to April 2026. This was increased to £1.52 billion in January 2023.

An extension to the RMB 5 billion (c. £600 million equivalent) loan facility was signed in January 2023. The extension is for 3-years with an annual confirmatory review, the first being in January 2024.

The following table shows details of the Company’s financing arrangements at 31 December 2022:

£ millions	Facility amount	Amount outstanding	Undrawn amount
£400m 3.875% Senior Notes due Mar 2023	400	400	—
$500m 5.625% Senior Notes due Feb 2023	415	415	—
$700m 7.750% Senior Notes due Oct 2025	581	581	—
$500m 4.500% Senior Notes due Oct 2027	415	415	—
$650m 5.875% Senior Notes due Jan 2028	539	539	—
€650m 2.200% Senior Notes due Jan 2024	574	574	—
€500m 5.875% Senior Notes due Nov 2024	442	442	—
€500m 6.875% Senior Notes due Nov 2026	442	442	—
€500m 4.500% Senior Notes due Jul 2028	442	442	—
$500m 5.500% Senior Notes due Jul 2029	415	415	—
€500m 4.500% Senior Notes due Jan 2026	442	442	—
$800m Syndicated Loan due Jan 2025	662	662	—
China RMB 5,000m revolving facility due Jun 2023[1]	596	596	—
UKEF amortising loan due Oct 2024	229	229	—
UKEF amortising loan due Dec 2026	500	500	—

Subtotal	7,094	7,094	—

Finance lease obligations[2]	714	714	—
Other[3]	35	35	—
Prepaid costs	(27)	(27)	—
Fair value adjustments[4]	(130)	(130)	—

Total	7,686	7,686	—

Undrawn RCF	1,450	—	1,450

Total including RCF	9,136	7,686	1,450

[1]	The China RMB 5 billion 3-year syndicated revolving loan facility is subject to an annual confirmatory review in June each year
[2]	Lease obligations accounted for as debt under IFRS 16
[3]	Primarily an advance as part of a sale and leaseback transaction
[4]	Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, particularly those risks relating to continuing supply shortages of semiconductors, and those discussed on pages 36-39 of the Annual Report 2021/22 of the Group (available at www.jaguarlandrover.com/annual-report-2022) along with mitigating factors. The principal risks discussed in the Group’s Annual Report FY22 are competitive business efficiency, environmental regulations and compliance, supply chain disruptions, global economic and geopolitical environment, distribution channels/retailer performance, IT systems and security, manufacturing operations, brand positioning, rapid technology change and human capital.

Acquisitions and disposals

There were no material acquisitions or disposals in Q3 FY23.

Off-balance sheet financial arrangements

At 31 December 2022, Jaguar Land Rover Limited (a subsidiary of the Company) had sold £317 million equivalent of receivables under a $499.975 million invoice discounting facility signed in March 2021.

Personnel

At 31 December 2022, Jaguar Land Rover employed 39,526 people worldwide, including agency personnel, compared to 34,900 at 31 December 2021.

Board of directors

The following table provides information with respect to the members of the Board of Directors of Jaguar Land Rover Automotive plc as at 31 December 2022:

Name	Position	Year appointed

Natarajan Chandrasekaran	Chairman and Director	2017

Adrian Mardell	Interim Chief Executive Officer and Director	2022

Prof Sir Ralf D Speth*	Vice Chairman and Director	2020

Mr P B Balaji	Director	2017

Hanne Sorensen	Director	2018

Charles Nichols	Director	2022

Al-Noor Ramji	Director	2022

*	Previously appointed as CEO and Director in 2010 and subsequently Vice Chairman and Director in 2020

Condensed Consolidated Income Statement

£ millions	Note	Three months ended		Nine months ended
		31 December 2022	31 December 2021	31 December 2022	31 December 2021
Revenue	3	6,041	4,716	15,707	13,553
Material and other cost of sales		(3,707)	(2,783)	(9,681)	(8,432)
Employee costs	4	(654)	(561)	(1,828)	(1,666)
Other expenses	9	(1,180)	(981)	(3,369)	(2,760)
Exceptional items	4	—	—	155	—
Engineering costs capitalised	5	212	106	457	357
Other income	6	58	49	172	157
Depreciation and amortisation		(494)	(483)	(1,464)	(1,435)
Foreign exchange and fair value adjustments	7	103	37	(101)	90
Finance income	8	22	2	40	5
Finance expense (net)	8	(139)	(97)	(376)	(269)
Share of profit/(loss) of equity accounted investments		3	(14)	11	(21)

Profit/(loss) before tax		265	(9)	(277)	(421)

Income tax expense	14	(4)	(58)	(42)	(313)

Profit/(loss) for the period		261	(67)	(319)	(734)

Attributable to:
Owners of the Company		261	(67)	(319)	(731)
Non-controlling interests		—	—	—	(3)

The notes on pages 13 to 33 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended		Nine months ended
£ millions	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Profit/(loss) for the period	261	(67)	(319)	(734)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of net defined benefit obligation	(361)	157	76	95
Income tax related to items that will not be reclassified	90	(39)	(19)	61

	(271)	118	57	156

Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on cash flow hedges (net)	1,047	(122)	(445)	(467)
Currency translation differences	(23)	(13)	21	6
Income tax related to items that may be reclassified	(131)	28	(110)	100

	893	(107)	(534)	(361)

Other comprehensive income/(expense) net of tax	622	11	(477)	(205)

Total comprehensive income/(expense) attributable to shareholder	883	(56)	(796)	(939)

Attributable to:
Owners of the Company	883	(56)	(796)	(936)
Non-controlling interests	—	—	—	(3)

The notes on pages 13 to 33 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	31 December 2022	31 March 2022	31 December 2021
Non-current assets
Investments in equity accounted investees		330	321	308
Other non-current investments		41	30	29
Other financial assets	11	201	185	188
Property, plant and equipment	15	5,976	6,253	6,381
Intangible assets	15	4,604	4,866	5,024
Right-of-use assets		637	568	592
Pension asset	23	719	434	—
Other non-current assets	13	107	35	77
Deferred tax assets		360	336	376

Total non-current assets		12,975	13,028	12,975

Current assets
Cash and cash equivalents		3,712	4,223	4,273
Short-term deposits and other investments		149	175	207
Trade receivables		929	722	682
Other financial assets	11	377	394	435
Inventories	12	3,290	2,781	2,484
Other current assets	13	600	493	556
Current tax assets		9	20	28
Assets classified as held for sale		28	4	26

Total current assets		9,094	8,812	8,691

Total assets		22,069	21,840	21,666

Current liabilities
Accounts payable		5,355	5,144	4,524
Short-term borrowings	19	1,659	1,779	1,403
Other financial liabilities	16	948	870	839
Provisions	17	1,042	989	1,080
Other current liabilities	18	891	674	641
Current tax liabilities		119	116	113
Liabilities directly associated with assets classified as held for sale		—	—	12

Total current liabilities		10,014	9,572	8,612

Non-current liabilities
Long-term borrowings	19	5,313	5,248	6,023
Other financial liabilities	16	1,337	871	717
Provisions	17	1,092	1,112	1,113
Retirement benefit obligation	23	27	25	257
Other non-current liabilities	18	419	404	414
Deferred tax liabilities		118	105	123

Total non-current liabilities		8,306	7,765	8,647

Total liabilities		18,320	17,337	17,259

Equity attributable to shareholders
Ordinary shares		1,501	1,501	1,501
Capital redemption reserve		167	167	167
Other reserves	21	2,081	2,835	2,733

Equity attributable to shareholders		3,749	4,503	4,401

Non-controlling interests		—	—	6

Total equity		3,749	4,503	4,407

Total liabilities and equity		22,069	21,840	21,666

The notes on pages 13 to 33 are an integral part of these condensed consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 25 January 2023.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2022	1,501	167	2,835	4,503
Loss for the period	—	—	(319)	(319)
Other comprehensive expense for the period	—	—	(477)	(477)

Total comprehensive expense	—	—	(796)	(796)

Amounts removed from hedge reserve and recognised in inventory	—	—	53	53
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	(11)	(11)

Balance at 31 December 2022	1,501	167	2,081	3,749

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2021	1,501	167	3,586	5,254	9	5,263
Loss for the period	—	—	(731)	(731)	(3)	(734)
Other comprehensive expense for the period	—	—	(205)	(205)	—	(205)

Total comprehensive expense	—	—	(936)	(936)	(3)	(939)

Amounts removed from hedge reserve and recognised in inventory	—	—	103	103	—	103
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	(20)	(20)	—	(20)

Balance at 31 December 2021	1,501	167	2,733	4,401	6	4,407

The notes on pages 13 to 33 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Cash Flow Statement

£ millions		Three months ended		Nine months ended
	Note	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Cash flows from operating activities
Cash generated from/(used in) operations	26	1,026	503	1,108	(176)
Income tax (paid)/refunded		(32)	53	(159)	(74)

Net cash generated from/(used in) operating activities		994	556	949	(250)

Cash flows from investing activities
Purchases of other investments		—	(2)	(3)	(4)
Investment in other restricted deposits		(4)	(4)	(21)	(26)
Redemption of other restricted deposits		17	16	31	34
Movements in other restricted deposits		13	12	10	8
Investment in short-term deposits and other investments		(541)	(205)	(849)	(931)
Redemption of short-term deposits and other investments		541	255	893	1,727
Movements in short-term deposits and other investments		—	50	44	796
Purchases of property, plant and equipment		(160)	(137)	(412)	(545)
Purchases of other assets acquired with view to resale		—	—	(24)	—
Proceeds from sale of property, plant and equipment		—	—	—	4
Net cash outflow relating to intangible asset expenditure		(228)	(162)	(492)	(420)
Finance income received		20	2	35	6
Disposal of subsidiaries (net of cash disposed)		—	—	2	—

Net cash (used in)/generated from investing activities		(355)	(237)	(840)	(155)

Cash flows from financing activities
Finance expenses and fees paid		(136)	(95)	(352)	(291)
Proceeds from issuance of borrowings		—	660	594	2,096
Repayment of borrowings		(240)	(94)	(959)	(857)
Payments of lease obligations		(19)	(18)	(54)	(54)

Net cash (used in)/generated from financing activities		(395)	453	(771)	894

Net increase/(decrease) in cash and cash equivalents		244	772	(662)	489
Cash and cash equivalents at beginning of period		3,555	3,537	4,223	3,778
Cash reclassified as held for sale		—	—	—	(16)
Effect of foreign exchange on cash and cash equivalents		(87)	(36)	151	22

Cash and cash equivalents at end of period		3,712	4,273	3,712	4,273

The notes on pages 13 to 33 are an integral part of these condensed consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited. The information for the year ended 31 March 2022 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for the year has been delivered to the Registrar of Companies. The auditors reported on those accounts: their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement from section 498 (2) or (3) of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) and UK-adopted international accounting standards. The balance sheet and accompanying notes as at 31 December 2021 have been disclosed solely for the information of the users.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 20.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2022.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2022, as described in those financial statements.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2022.

Going concern

The condensed consolidated interim financial statements have been prepared on a going concern basis, which the Directors consider appropriate for the reasons set out below.

The Directors have assessed the financial position of the Group as at 31 December 2022, and the projected cash flows of the Group for the twelve-month period from the date of authorisation of the condensed consolidated interim financial statements (the ‘going concern assessment period’).

The Group had available liquidity of £5.3 billion at 31 December 2022, £3.8 billion of which is cash with the remainder being the £1.45 billion undrawn RCF facility, which was renewed on 16 December 2022 with a maturity date of April 2026. Within the going concern assessment period there is a £1 billion minimum quarter-end liquidity covenant attached to the Group’s UKEF loans and forward start RCF facility. There is £2.2 billion of maturing debt in the going concern assessment period, and no new funding is assumed.

The Group has assessed its projected cash flows over the going concern assessment period. The base case uses assumptions consistent with the latest business plan and which are based on the Group’s most recent actual trading results which were in line with the forecasts from the previous quarter.

The base case assumes a gradual increase in wholesale volumes in each quarter of the going concern assessment period as a result of a production ramp up of the New Range Rover and New Range Rover Sport. New agreements with semiconductor suppliers are also expected to enable sales improvements in the second half of the fiscal year 2024.

The base case assumes optimisation of supply to prioritise production to the highest margin products and the Group’s expectations relating to prevailing financial conditions, including inflationary pressures on material costs.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies (continued)

Going concern (continued)

The Group has also carried out a reverse stress test against the base case to determine the decline in wholesale volumes over a twelve-month period that would result in a liquidity level that breaches financing covenants. The Group’s order book remains very strong and so the reverse stress test assumes continued supply constraints resulting in demand that exceeds supply over the twelve-month period and assumes optimisation of supply to maximise production of higher margin products.

In order to reach a liquidity level that breaches covenants, it would require a sustained decline in wholesale volumes of more than 60% compared to the base case over a twelve-month period. The reverse stress test reflects the variable profit impact of the wholesale volume decline, and assumes all other assumptions are held in line with the base case. It does not reflect other potential upside measures that could be taken in such a reduced volume scenario; nor any new funding.

The Group does not consider this scenario to be plausible given that the stress test volumes are significantly lower than the volumes achieved during both the peak of the COVID-19 pandemic and the worst quarter of semiconductor shortages. The Group has a strong order bank and is confident that it can significantly exceed reverse stress test volumes.

The Group has considered the impact of severe but plausible downside scenarios, including scenarios that reflect a decrease in variable profit per unit compared with the base case to include additional increases in material and other related production costs. The expected wholesale volumes under all of these scenarios is higher than under the reverse stress test.

The Directors, after making appropriate enquiries and taking into consideration the risks and uncertainties facing the Group, consider that the Group has adequate financial resources to continue operating throughout the going concern assessment period, meeting its liabilities as they fall due. Accordingly, the Directors continue to adopt the going concern basis in preparing these condensed consolidated interim financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used by the Group are defined below.

Alternative Performance Measure	Definition
Adjusted EBITDA

Adjusted EBITDA is defined as profit before: income tax expense; exceptional items;

finance expense (net of capitalised interest) and finance income; gains/losses on debt and unrealised derivatives, realised derivatives entered into for the purpose of hedging debt, and equity or debt investments held at fair value; foreign exchange gains/losses on other assets and liabilities, including short-term deposits and cash and cash equivalents; share of profit/loss from equity accounted investments; depreciation and amortisation.

Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Profit/(loss) before tax and exceptional items	Profit/(loss) before tax excluding exceptional items.

Free cash flow	Net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in consolidated entities and movements in financial investments, and after finance expenses and fees paid. Financial investments are those reported as cash and cash equivalents, short-term deposits and other investments, and equity or debt investments held at fair value.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

Working capital	Changes in assets and liabilities as presented in note 26. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.

Total cash and cash equivalents, deposits and investments	Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities and any other items defined as cash and cash equivalents in accordance with IFRS.

Available liquidity	Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities.

Net debt	Total cash and cash equivalents, deposits and investments less total interest-bearing loans and borrowings.

Retail sales	Jaguar Land Rover retail sales represent vehicle sales (units) made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

Wholesales	Wholesales represent vehicle sales (units) made to dealers. The Group recognises revenue on wholesales.

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Exceptional items are defined in note 4.

Reconciliations between these alternative performance measures and statutory reported measures are shown below and on the next two pages.

Adjusted EBIT and Adjusted EBITDA

£ millions		Three months ended		Nine months ended
	Note	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Adjusted EBITDA		716	565	1,536	1,297
Depreciation and amortisation		(494)	(483)	(1,464)	(1,435)
Share of profit/(loss) of equity accounted investments		3	(14)	11	(21)

Adjusted EBIT		225	68	83	(159)

Foreign exchange on debt, derivatives and balance sheet revaluation*	26	169	34	(61)	16
Unrealised loss on commodities	26	(12)	(17)	(129)	(18)
Finance income	8	22	2	40	5
Finance expense (net)	8	(139)	(97)	(376)	(269)
Fair value gain on equity investments	26	—	1	11	4

Profit/(loss) before tax and exceptional items		265	(9)	(432)	(421)

Exceptional items	4	—	—	155	—

Profit/(loss) before tax		265	(9)	(277)	(421)

*

FY22 comparatives have been represented to align with the FY23 presentation change to combine foreign exchange on debt, derivatives and balance sheet revaluation into a single line. This has not resulted in any change to reported ‘Profit/(loss) before tax and exceptional items’ or ‘Profit/(loss) before tax’.

Free cash flow

	Three months ended		Nine months ended
£ millions	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Net cash generated from/(used in) operating activities	994	556	949	(250)
Purchases of property, plant and equipment	(160)	(137)	(412)	(545)
Net cash outflow relating to intangible asset expenditure	(228)	(162)	(492)	(420)
Proceeds from sale of property, plant and equipment	—	—	—	4
Purchases of other assets acquired with view to resale	—	—	(24)	—
Disposal of subsidiaries (net of cash disposed)	—	—	2	—
Finance expenses and fees paid	(136)	(95)	(352)	(291)
Finance income received	20	2	35	6

Free cash flow	490	164	(294)	(1,496)

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Total product and other investment

		Three months ended		Nine months ended
£ millions	Note	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Purchases of property, plant and equipment		160	137	412	545
Net cash outflow relating to intangible asset expenditure		228	162	492	420
Engineering costs expensed	5	234	211	730	598
Purchases of other investments		—	2	3	4

Total product and other investment		622	512	1,637	1,567

Total cash and cash equivalents, deposits and investments

As at (£ millions)	31 December 2022	31 March 2022	31 December 2021
Cash and cash equivalents	3,712	4,223	4,273
Short-term deposits and other investments	149	175	207

Total cash and cash equivalents, deposits and investments	3,861	4,398	4,480

Available liquidity

As at (£ millions)	Note	31 December 2022	31 March 2022	31 December 2021
Cash and cash equivalents		3,712	4,223	4,273
Short-term deposits and other investments		149	175	207
Committed undrawn credit facilities	19	1,450	2,015	2,015

Available liquidity		5,311	6,413	6,495

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Net debt

As at (£ millions)	Note	31 December 2022	31 March 2022	31 December 2021
Cash and cash equivalents		3,712	4,223	4,273
Short-term deposits and other investments		149	175	207
Interest-bearing loans and borrowings	19	(7,686)	(7,597)	(8,010)

Net debt		(3,825)	(3,199)	(3,530)

Retails and wholesales

	Three months ended		Nine months ended
Units	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Retail sales	84,827	80,126	251,773	297,373

Wholesales*	79,591	69,182	226,713	217,656

*	Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q3 FY23: 12,754 units, Q3 FY22: 13,928 units, Q3 FY23 YTD: 38,115 units, Q3 FY22 YTD: 40,846 units.

3	Disaggregation of revenue

	Three months ended		Nine months ended
£ millions	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Revenue recognised for sales of vehicles, parts and accessories	5,946	4,430	15,281	12,685
Revenue recognised for services transferred	79	76	235	229
Revenue - other	232	194	647	568

Total revenue excluding realised revenue hedges	6,257	4,700	16,163	13,482

Realised revenue hedges	(216)	16	(456)	71

Total revenue	6,041	4,716	15,707	13,553

4	Exceptional items

	Three months ended		Nine months ended
£ millions	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Employee costs excluding exceptional items	654	561	1,828	1,666
Impact of:
Exceptional items: past service credit	—	—	(155)	—

Employee costs including exceptional items	654	561	1,673	1,666

The exceptional item recognised in the nine months ended 31 December 2022 is comprised of a pension past service credit of £155 million due to a change in inflation index from RPI to CPI. There was no exceptional item recognised in the nine months ended 31 December 2021.

Notes (forming part of the condensed consolidated interim financial statements)

5	Engineering costs capitalised

	Three months ended		Nine months ended
£ millions	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Total engineering costs incurred	446	317	1,187	955
Engineering costs expensed	(234)	(211)	(730)	(598)

Engineering costs capitalised	212	106	457	357

Interest capitalised in engineering costs capitalised	3	9	10	36
Research and development grants capitalised	(10)	(51)	(22)	(70)

Total internally developed intangible additions	205	64	445	323

6	Other income

	Three months ended		Nine months ended
£ millions	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Grant income	31	19	90	34
Commissions	6	4	19	10
Other	21	26	63	113

Total other income	58	49	172	157

7	Foreign exchange and fair value adjustments

	Three months ended		Nine months ended
£ millions	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Foreign exchange and fair value adjustments on loans	230	70	(303)	(24)
Foreign exchange (loss)/gain on economic hedges of loans	(87)	(36)	247	43
Foreign exchange gain/(loss) on derivatives	25	(7)	(11)	(10)
Other foreign exchange (loss)/gain	(57)	4	50	35
Realised gain on commodities	4	22	34	60
Unrealised loss on commodities	(12)	(17)	(129)	(18)
Fair value gain on equity investments	—	1	11	4

Foreign exchange and fair value adjustments	103	37	(101)	90

Notes (forming part of the condensed consolidated interim financial statements)

8	Finance income and expense

	Three months ended		Nine months ended
£ millions	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Finance income	22	2	40	5

Total finance income	22	2	40	5

Interest expense on lease liabilities	(14)	(11)	(40)	(34)
Interest expense on financial liabilities measured at amortised cost other than lease liabilities	(118)	(96)	(323)	(273)
Interest (expense)/income on derivatives designated as a fair value hedge of financial liabilities	(3)	2	(7)	6
Unwind of discount on provisions	(7)	(2)	(18)	(7)
Interest capitalised	3	10	12	39

Total finance expense (net)	(139)	(97)	(376)	(269)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the nine month period ended 31 December 2022 was 5.3% (nine month period ended 31 December 2021: 4.6%).

9	Other expenses

	Three months ended		Nine months ended
£ millions	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Stores, spare parts and tools	25	22	73	63
Freight cost	160	125	456	350
Works, operations and other costs	641	463	1,747	1,377
Power and fuel	42	50	138	100
Write-down of intangible assets	—	—	—	9
Product warranty	184	217	587	562
Publicity	128	104	368	299

Total other expenses	1,180	981	3,369	2,760

10	Allowances for trade and other receivables

	Nine months ended
£ millions	31 December 2022	31 December 2021
At beginning of period	4	6
Charged during the period	3	4
Receivables written off as uncollectable	(1)	(1)
Unused amounts reversed	(1)	(1)

At end of period	5	8

Notes (forming part of the condensed consolidated interim financial statements)

11	Other financial assets

As at (£ millions)	31 December 2022	31 March 2022	31 December 2021
Non-current
Restricted cash	10	10	9
Derivative financial instruments	119	98	100
Warranty reimbursement and other receivables	56	63	66
Other	16	14	13

Total non-current other financial assets	201	185	188

Current
Restricted cash	4	13	4
Derivative financial instruments	112	185	216
Warranty reimbursement and other receivables	67	72	84
Accrued income	68	39	56
Other	126	85	75

Total current other financial assets	377	394	435

12	Inventories

As at (£ millions)	31 December 2022	31 March 2022	31 December 2021
Raw materials and consumables	118	135	91
Work-in-progress	666	488	442
Finished goods	2,511	2,129	1,928
Inventory basis adjustment	(5)	29	23

Total inventories	3,290	2,781	2,484

13	Other assets

As at (£ millions)	31 December 2022	31 March 2022	31 December 2021
Non-current
Prepaid expenses	45	24	26
Research and development credit	55	2	40
Other	7	9	11

Total non-current other assets	107	35	77

Current
Recoverable VAT	281	204	285
Prepaid expenses	224	208	189
Research and development credit	60	63	64
Other	35	18	18

Total current other assets	600	493	556

14	Taxation

Recognised in the income statement

Income tax for the nine month periods ended 31 December 2022 and 31 December 2021 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends and adjusted for relevant deferred tax amounts where applicable.

Despite a loss in the nine month period ended 31 December 2022, a tax charge of £42 million was incurred, £8 million of which was as a result of the Group’s inability to recognise UK deferred tax assets arising in the period due to the Group’s current UK loss profile and non-recognition of UK deferred tax assets.

Notes (forming part of the condensed consolidated interim financial statements)

15	Capital expenditure

Capital expenditure on property, plant and equipment in the nine month period ended 31 December 2022 was £368 million (nine month period ended 31 December 2021: £582 million) and on intangible assets (excluding research and development credits) was £479 million (nine month period ended 31 December 2021: £384 million). There were no material disposals or changes in the use of assets.

16	Other financial liabilities

As at (£ millions)	31 December 2022	31 March 2022	31 December 2021
Current
Lease obligations	64	62	60
Interest accrued	110	95	103
Derivative financial instruments	534	445	351
Liability for vehicles sold under a repurchase arrangement	227	267	325
Other	13	1	—

Total current other financial liabilities	948	870	839

Non-current
Lease obligations	650	508	524
Derivative financial instruments	662	338	191
Other	25	25	2

Total non-current other financial liabilities	1,337	871	717

17	Provisions

As at (£ millions)	31 December 2022	31 March 2022	31 December 2021
Current
Product warranty	619	604	620
Legal, product liability and third party	400	252	233
Provision for residual risk	7	12	22
Provision for environmental liability	3	3	2
Restructuring	13	118	203

Total current provisions	1,042	989	1,080

Non-current
Product warranty	980	1,026	1,007
Legal, product liability and third party	70	40	53
Provision for residual risk	11	19	27
Provision for environmental liability	26	23	23
Other employee benefits obligations	5	4	3

Total non-current provisions	1,092	1,112	1,113

Notes (forming part of the condensed consolidated interim financial statements)

17	Provisions (continued)

£ millions	Product warranty	Legal, product liability and third party	Residual risk	Environmental liability	Other employee benefits obligations	Restructuring	Total
Balance at 1 April 2022	1,630	292	31	26	4	118	2,101
Provisions made during the period	631	481	1	14	3	21	1,151
Provisions used during the period	(566)	(291)	—	(1)	(2)	(110)	(970)
Unused amounts reversed in the period	(114)	(35)	(14)	(10)	—	(16)	(189)
Impact of unwind of discounting	18	—	—	—	—	—	18
Foreign currency translation	—	23	—	—	—	—	23

Balance at 31 December 2022	1,599	470	18	29	5	13	2,134

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The Group offers warranties of up to eight years on batteries in electric vehicles. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to eight years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision includes legal and constructive obligations to third parties and suppliers. The provision also comprises motor accident claims, consumer complaints, retailer terminations, supplier claims, employment cases, personal injury claims and compliance with emission regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by retailers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Other employee benefits obligations

This provision relates to the LTIP scheme for certain employees and other amounts payable to employees.

Notes (forming part of the condensed consolidated interim financial statements)

17	Provisions (continued)

Restructuring provision

The restructuring provision includes amounts for third party obligations arising from Group restructuring programmes. This includes amounts payable to employees following the announcement of the Group’s Reimagine strategy in the year ended 31 March 2021 as well as other Group restructuring programmes. Amounts are also included in relation to legal and constructive obligations made to third parties in connection with cancellations under the group’s Reimagine strategy.

The estimated liability for restructuring activities is recognised when the group has reason to believe there is a legal or constructive obligation arising from restructuring actions taken. The amount provided at the reporting date is calculated based on currently available facts and certain estimates for third party obligations. These estimates are established using historical experience based on the settlement costs for similar liabilities, with proxies being used where no direct comparison exists.

The amounts and timing of outflows will vary as and when restructuring obligations are progressed with third parties, with the likely range of outcomes not being materially different to the amount recorded.

18	Other liabilities

As at (£ millions)	31 December 2022	31 March 2022	31 December 2021
Current
Liabilities for advances received	137	122	67
Ongoing service obligations	300	286	283
VAT	140	95	98
Other taxes payable	310	161	182
Other	4	10	11

Total current other liabilities	891	674	641

Non-current
Ongoing service obligations	411	395	405
Other	8	9	9

Total non-current other liabilities	419	404	414

Notes (forming part of the condensed consolidated interim financial statements)

19	Interest bearing loans and borrowings

As at (£ millions)	31 December 2022	31 March 2022	31 December 2021
Short-term borrowings
Bank loans	595	599	606
Current portion of long-term EURO MTF listed debt	815	779	400
Current portion of long-term loans	249	401	397

Short-term borrowings	1,659	1,779	1,403

Long-term borrowings
EURO MTF listed debt	4,146	3,953	4,683
Bank loans	1,132	1,260	1,306
Other unsecured	35	35	34

Long-term borrowings	5,313	5,248	6,023

Lease obligations	714	570	584

Total debt	7,686	7,597	8,010

Undrawn facilities

As at 31 December 2022, the Group has a fully undrawn revolving credit facility of £1,450 million (31 March 2022: £2,015 million, 31 December 2021: £2,015 million), which was renewed on 16 December 2022 with a new maturity date of April 2026.

20	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as either level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable, or level 3 fair value measurements, being those derived from significant unobservable inputs. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 35 to the annual consolidated financial statements for the year ended 31 March 2022.

The tables below show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	31 December 2022		31 March 2022		31 December 2021
As at (£ millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	3,712	3,712	4,223	4,223	4,273	4,273
Short-term deposits and other investments	149	149	175	175	207	207
Trade receivables	929	929	722	722	682	682
Other non-current investments	41	41	30	30	29	29
Other financial assets - current	377	377	394	394	435	435
Other financial assets - non-current	201	201	185	185	188	188

Total financial assets	5,409	5,409	5,729	5,729	5,814	5,814

Accounts payable	5,355	5,355	5,144	5,144	4,524	4,524
Short-term borrowings	1,659	1,657	1,779	1,778	1,403	1,407
Long-term borrowings	5,313	4,823	5,248	5,216	6,023	6,239
Other financial liabilities - current	948	948	870	870	839	839
Other financial liabilities - non-current	1,337	1,207	871	901	717	795

Total financial liabilities	14,612	13,990	13,912	13,909	13,506	13,804

Notes (forming part of the condensed consolidated interim financial statements)

21	Other reserves

The movement in reserves is as follows:

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2022	(333)	(454)	19	3,603	2,835
Loss for the period	—	—	—	(319)	(319)
Remeasurement of defined benefit obligation	—	—	—	76	76
Loss on effective cash flow hedges	—	(888)	(27)	—	(915)
Income tax related to items recognised in other comprehensive income	—	(27)	5	(19)	(41)
Cash flow hedges reclassified to profit and loss	—	481	(11)	—	470
Income tax related to items reclassified to profit or loss	—	(90)	2	—	(88)
Amounts removed from hedge reserve and recognised in inventory	—	47	6	—	53
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	(10)	(1)	—	(11)
Currency translation differences	21	—	—	—	21

Balance at 31 December 2022	(312)	(941)	(7)	3,341	2,081

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2021	(357)	136	1	3,806	3,586
Loss for the period	—	—	—	(731)	(731)
Remeasurement of defined benefit obligation	—	—	—	95	95
Loss on effective cash flow hedges	—	(382)	(6)	—	(388)
Income tax related to items recognised in other comprehensive income	—	83	2	61	146
Cash flow hedges reclassified to profit and loss	—	(65)	(14)	—	(79)
Income tax related to items reclassified to profit or loss	—	12	3	—	15
Amounts removed from hedge reserve and recognised in inventory	—	93	10	—	103
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	(18)	(2)	—	(20)
Currency translation differences	6	—	—	—	6

Balance at 31 December 2021	(351)	(141)	(6)	3,231	2,733

22	Dividends

During the three and nine month periods ended 31 December 2022 and 31 December 2021, no ordinary share dividends were proposed or paid.

Notes (forming part of the condensed consolidated interim financial statements)

23	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following tables set out disclosures pertaining to the retirement benefit amounts recognised in the consolidated financial statements.

	Nine months ended
£ millions	31 December 2022	31 December 2021
Change in present value of defined benefit obligation
Defined benefit obligation at beginning of period	7,522	8,432
Current service cost	63	89
Past service credit	(155)	—
Interest expense	158	132
Actuarial (gains)/losses arising from:
Changes in demographic assumptions	—	26
Changes in financial assumptions	(2,469)	600
Experience adjustments	156	(19)
Exchange differences on foreign schemes	1	(1)
Member contributions	1	2
Benefits paid	(323)	(378)

Defined benefit obligation at end of period	4,954	8,883

Change in fair value of scheme assets
Fair value of schemes’ assets at beginning of period	7,931	8,045
Interest income	181	128
Remeasurement (loss)/gain on the return of plan assets, excluding amounts included in interest income	(2,237)	702
Administrative expenses	(19)	(26)
Exchange differences on foreign schemes	1	—
Employer contributions	111	153
Member contributions	1	2
Benefits paid	(323)	(378)

Fair value of schemes’ assets at end of period	5,646	8,626

The assumptions used in accounting for the pension plans in the periods are set out below:

Nine months ended	31 December 2022	31 December 2021
Discount rate	5.0%	1.8%
Expected rate of increase in benefit revaluation of covered employees	1.9%	2.2%
RPI inflation rate	3.0%	3.2%
CPI inflation rate (capped at 5% p.a.)	2.4%	n/a
CPI inflation rate (capped at 2.5% p.a.)	1.7%	1.8%

Amounts recognised in the condensed consolidated balance sheet consist of:

As at (£ millions)	31 December 2022	31 March 2022	31 December 2021
Present value of defined benefit obligations	(4,954)	(7,522)	(8,883)
Fair value of schemes’ assets	5,646	7,931	8,626

Net asset/(liability)	692	409	(257)

Non-current assets	719	434	—
Non-current liabilities	(27)	(25)	(257)

Notes (forming part of the condensed consolidated interim financial statements)

23	Employee benefits (continued)

For each of the valuations at 31 December 2022, 31 March 2022 and 31 December 2021 the mortality assumptions used are the SAPS base table, in particular S3 tables and the Light table for members of the Jaguar Executive Pension Plan. For the Jaguar Pension Plan, scaling factors of 101 per cent to 115 per cent have been used for male members and scaling factors of 103 per cent to 118 per cent have been used for female members. For the Land Rover Pension Scheme, scaling factors of 105 per cent to 117 per cent have been used for male members and scaling factors of 100 per cent to 116 per cent have been used for female members. For the Jaguar Executive Pension Plan, scaling factors of 93 per cent to 97 per cent have been used for male members and scaling factors of 91 per cent to 96 per cent have been used for female members.

At 31 December 2022 and 31 March 2022 there is an allowance for future improvements in line with the CMI (2021) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

At 31 December 2021 there was an allowance for future improvements in line with the CMI (2020) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5.

24	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

As at (£ millions)	31 December 2022	31 March 2022	31 December 2021
Contingencies:
Litigation and product related matters	26	25	22
Taxes and duties	64	75	60
Other	498	470	495
Commitments:
- Plant and equipment	788	735	665
- Intangible assets	19	15	15
Pledged as collateral/security against the borrowings and commitments:
- Trade receivables	—	—	25
- Other financial assets	8	13	13

Notes (forming part of the condensed consolidated interim financial statements)

24	Commitments and contingencies (continued)

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Taiwan, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future and considers such events on a case-by-case basis as the relevant facts and circumstances materialise, provided it can reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Other taxes and duties

Contingencies and commitments include tax contingent liabilities which mainly relate to tax audits and tax litigation claims.

Other

Contingencies also include other contingent liabilities, such as possible claims from suppliers, retailers and other third parties. The timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature and the acquisition of intangible assets.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Joint venture

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd, and subsequently amended by a change to the Articles of Association of Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 5,000 million of capital. Of this amount, CNY 3,475 million has been contributed as at 31 December 2022. The outstanding commitment of CNY 1,525 million translates to £181 million at the 31 December 2022 exchange rate.

At 31 December 2021, the outstanding commitment was CNY 1,525 million (£177 million at the 31 December 2021 exchange rate).

The Group’s share of capital commitments of its joint venture at 31 December 2022 is £16 million (31 March 2021: £16 million, 31 December 2021: £15 million) and contingent liabilities of its joint venture 31 December 2022 is £nil (31 March 2021: £nil, 31 December 2021: £nil).

Notes (forming part of the condensed consolidated interim financial statements)

25	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuances and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at (£ millions)	31 December 2022	31 March 2022	31 December 2021
Short-term debt	1,723	1,841	1,463
Long-term debt	5,963	5,756	6,547

Total debt*	7,686	7,597	8,010

Equity attributable to shareholders	3,749	4,503	4,401

Total capital	11,435	12,100	12,411

*	Total debt includes lease obligations of £714 million (31 March 2022: £570 million, 31 December 2021: £584 million).

Notes (forming part of the condensed consolidated interim financial statements)

26	Notes to the consolidated cash flow statement

Reconciliation of profit/(loss) for the period to cash generated from/(used in) operations

£ millions	Three months ended		Nine months ended
	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Cash flows from operating activities
Profit/(loss) for the period	261	(67)	(319)	(734)
Adjustments for:
Depreciation and amortisation	494	483	1,464	1,435
Write-down of tangible assets	—	3	—	3
Write-down of intangible assets	—	—	—	9
Loss on disposal of assets	5	—	7	4
Income tax expense	4	58	42	313
Finance expense (net)	139	97	376	269
Finance income	(22)	(2)	(40)	(5)
Foreign exchange on debt, derivatives and balance sheet revaluation*	(169)	(34)	61	(16)
Foreign exchange loss on other restricted deposits	—	2	—	—
Unrealised loss on commodities	12	17	129	18
Share of (profit)/loss of equity accounted investments	(3)	14	(11)	21
Fair value gain on equity investments	—	(1)	(11)	(4)
Exceptional items	—	—	(155)	—
Other non-cash adjustments	(1)	—	(1)	1

Cash flows from operating activities before changes in assets and liabilities	720	570	1,542	1,314

Trade receivables and other assets*	70	(282)	(459)	101
Other financial assets	151	(27)	152	(25)
Inventories	(76)	(28)	(544)	545
Accounts payable, other liabilities and retirement benefit obligations*	284	381	396	(1,845)
Other financial liabilities	(20)	(25)	47	(50)
Provisions	(103)	(86)	(26)	(216)

Cash generated from/(used in) operations	1,026	503	1,108	(176)

*

FY22 comparatives have been represented to align with the FY23 presentation changes to combine foreign exchange on debt, derivatives and balance sheet revaluation into a single line; and to group certain working capital movements. This has not resulted in any change to reported ‘cash flows from operating activities before changes in assets and liabilities’ or ‘cash generated from/(used in) operations”.

Notes (forming part of the condensed consolidated interim financial statements)

26	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

£ millions	Borrowings	Lease obligations	Interest accrued	Total
Balance at 1 April 2021	6,178	519	84	6,781
Cash flows
Proceeds from issue of financing	2,096	—	—	2,096
Repayment of financing	(857)	(54)	—	(911)
Arrangement fees paid	(13)	—	—	(13)
Interest paid	—	(34)	(215)	(249)
Non-cash movements
Issue of new leases	—	115	—	115
Interest accrued	—	34	233	267
Foreign exchange	37	4	1	42
Fee amortisation	8	—	—	8
Fair value adjustment on loans	(23)	—	—	(23)

Balance at 31 December 2021	7,426	584	103	8,113

Balance at 1 April 2022	7,027	570	95	7,692
Cash flows
Proceeds from issue of financing	594	—	—	594
Repayment of financing	(959)	(54)	—	(1,013)
Interest paid	—	(40)	(257)	(353)
Non-cash movements
Issue of new leases	—	189	—	189
Interest accrued	—	40	263	303
Foreign exchange	417	10	9	436
Lease terminations	—	(1)	—	(1)
Fee amortisation	9	—	—	9
Bond revaluation in hedge reserve	(52)	—	—	(52)
Fair value adjustment on loans	(64)	—	—	(64)

Balance at 31 December 2022	6,972	714	110	7,796

Included within ‘finance expenses and fees paid’ in the condensed consolidated cash flow statement is £40 million in the nine months ended 31 December 2022 (nine months ended 31 December 2021: £29 million) of cash interest paid relating to other assets and liabilities not included in the reconciliation above.

Notes (forming part of the condensed consolidated interim financial statements)

27	Related party transactions

Tata Sons Limited is a company with significant influence over the Group’s ultimate parent company Tata Motors Limited. The Group’s related parties therefore include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Private Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

Nine months ended 31 December 2022 (£ millions)	With joint ventures of the Group	With associates of the Group and their subsidiaries	With Tata Sons Private Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	211	—	1	23
Purchase of goods	58	58	—	64
Services received	—	—	144	69
Services rendered	50	—	—	3
Trade and other receivables	43	—	—	28
Accounts payable	1	1	23	30

Nine months ended 31 December 2021 (£ millions)	With joint ventures of the Group	With associates of the Group and their subsidiaries	With Tata Sons Private Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	212	—	1	19
Purchase of goods	—	—	—	61
Services received	—	—	112	54
Services rendered	46	—	—	1
Trade and other receivables	36	—	—	19
Accounts payable	—	—	16	27

Compensation of key management personnel

	Nine months ended
£ millions	31 December 2022	31 December 2021
Key management personnel remuneration	17	16